UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 9, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Checkpoint Therapeutics, Inc.

File No. 000-55506 - CF#34001

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Checkpoint Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on July 11, 2016.

Based on representations by Checkpoint Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.6	through July 11, 2019
Exhibit 10.7	through July 11, 2019
Exhibit 10.8	through July 11, 2019
Exhibit 10.9	through May 8, 2018
Exhibit 10.12	through July 11, 2019
Exhibit 10.14	through December 31, 2016
Exhibit 10.18	through July 11, 2019
Exhibit 10.19	through July 11, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary